# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Churchill Capital Corp IX, CIK 0002006291
CUSIP: G21301109
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 640 Fifth Avenue, 14th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 09/18/2025
Filed by CIK 0001848785
Persons authorized to receive notices and communications: Jay Taragin, 640 Fifth Avenue, 14th Floor, New York, New York (NY), 10019, (212) 380-7500

## Reporting persons
- Churchill Sponsor IX LLC (CIK 0001848785): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 7,912,500; shared voting power 0; sole dispositive power 7,912,500; shared dispositive power 0; aggregate amount beneficially owned 7,912,500 (21.6% of the class)
  Comment: (1) Includes 725,000 shares of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 7,187,500 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333- 278192). Michael Klein, the Chief Executive Officer and Director of the Issuer, is the sole stockholder of M. Klein Associates, Inc., which is the managing member of Churchill Sponsor IX LLC (the "Sponsor"), and accordingly Mr. Klein may be deemed to have beneficial ownership of securities reported herein. Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
- M. Klein Associates, Inc.: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 7,912,500; sole dispositive power 0; shared dispositive power 7,912,500; aggregate amount beneficially owned 7,912,500 (21.6% of the class)
  Comment: (1) Includes 725,000 shares of the Issuer's Class A Ordinary Shares and 7,187,500 of the Issuer's Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333- 278192). Michael Klein, the Chief Executive Officer and Director of the Issuer, is the controlling shareholder of M. Klein Associates, Inc., which is the managing member of the Sponsor, and accordingly Mr. Klein may be deemed to have beneficial ownership of securities reported herein. Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
- Michael Klein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,912,500; sole dispositive power 0; shared dispositive power 7,912,500; aggregate amount beneficially owned 7,912,500 (21.6% of the class)
  Comment: (1) Includes 725,000 shares of the Issuer's Class A Ordinary Shares and 7,187,500 of the Issuer's Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333- 278192). Michael Klein, the Chief Executive Officer and Director of the Issuer, is the controlling shareholder of M. Klein Associates, Inc., which is the managing member of the Sponsor, and accordingly Mr. Klein may be deemed to have beneficial ownership of securities reported herein. Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Churchill Capital Corp IX
Address of issuer's principal executive offices: 640 Fifth Avenue, 14th Floor, New York, New York (NY), 10019
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission on May 13, 2024, as previously amended by Amendment No. 1 to Schedule 13D filed on June 10, 2025 (as amended, the "Schedule 13D") by Churchill Sponsor IX LLC, a Delaware limited liability company (the "Sponsor"), M. Klein Associates, Inc. ("M. Klein Associates") and Michael Klein (collectively, the "Reporting Persons"). This Amendment No. 2 supplements Item 4, Item 6 and Item 7 and amends and restates Items 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is being amended to reflect certain updates reported in the Form S-4 Registration Statement filed by the Issuer on September 19, 2025.

Merger Agreement

As disclosed in the Registration Statement on Form S-4 and filed by the Issuer on September 19, 2025, the Issuer entered into an Agreement and Plan of Merger and Reorganization, dated as of June 5, 2025 (as amended by Amendment No. 1 dated September 8, 2025 and Amendment No. 2 dated September 18, 2025 and as may be further amended, modified, supplemented or waived from time to time, the "Merger Agreement") by and among the Issuer, AL Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Issuer ("Merger Sub I"), AL Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Issuer ("Merger Sub II") and Plus Automation, Inc., a Delaware corporation ("Plus").

Pursuant to the Merger Agreement, and on the terms and subject to the satisfaction or waiver of the conditions set forth therein, the parties thereto intend to effect a business combination transaction by which Merger Sub I will merge with and into Plus, with Plus continuing as the surviving corporation and a wholly-owned subsidiary of the Issuer ("First Merger"), and immediately following the First Merger, the surviving corporation of the First Merger will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving entity (the "Second Merger" and, together with the First Merger, the "Mergers"). The transactions contemplated by the Merger Agreement are referred to as the "Transactions."

The proposed Mergers are expected to be consummated following the receipt of the required approval by the shareholders of the Issuer and Plus and the satisfaction or waiver of certain other closing conditions set forth in the Merger Agreement.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement filed as Exhibits 2.1, 2.2 and 2.3 to the Registration Statement on Form S-4 filed by the Issuer on September 19, 2025, which is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings set forth in such Form S-4.

In connection with the execution of the Merger Agreement, certain of the Reporting Persons entered into the A&R Registration Rights Agreement and Sponsor Agreement, each as defined and described below.

Amended and Restated Registration Rights Agreement

Effective upon the closing of the Mergers, that certain Registration Rights Agreement of the Issuer, dated May 1, 2024, will be amended and restated, and the Issuer, Sponsor and certain persons and entities receiving SPAC Common Stock in connection with the Mergers (the "New Holders" and, together with Sponsor, the "Reg Rights Holders") will be parties to an Amended and Restated Registration Rights Agreement, attached as Exhibit E to the Merger Agreement (the "A&R Registration Rights Agreement"). Pursuant to the A&R Registration Rights Agreement, the Issuer will agree to use commercially reasonable efforts to (i) file with the SEC (at the Issuer's sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders within 15 business days after the Closing (the "Resale Registration Statement") and (ii) cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof, but in no event later than the 105th calendar day (or 165th calendar day if the Commission notifies the Issuer that it will "review" the Shelf Registration Statement) after the Closing Date. In certain circumstances, the Reg Rights Holders may demand in the aggregate up to 3 underwritten offerings and will be entitled to customary piggyback registration rights.

Pursuant to the A&R Registration Rights Agreement, the New Holders have agreed not to transfer their respective shares for a period of 180 days following the Closing Date; however, such transfer restrictions terminate as to (a) 50% of such holder's shares upon the earlier of 180 days after the Closing and the date on which the VWAP of the Class A Common Stock equals or exceeds $12.00 per share during any 15 trading days within any 180 consecutive trading day period following the Closing, and (b) 50% of such holder's shares upon the earlier of 360 days after the Closing and the date on which the VWAP of the Class A Common Stock equals or exceeds $14.00 per share during any 15 trading days within any 360 consecutive trading day period following the Closing, subject to certain exceptions to the termination of transfer restrictions with respect to shares of SPAC Common Stock issued as Earnout Consideration or held directly or indirectly by certain founder executives of Plus. Similar transfer restrictions will apply to the shares of SPAC Common Stock issued to former securityholders of Plus in connection with the Mergers pursuant to the Bylaws of Domesticated SPAC in effect following the Domestication and the Closing.

The foregoing description of the A&R Registration Rights Agreement is not complete and is qualified in its entirety by reference to the A&R Registration Rights Agreement attached as Exhibit 10.1 to this Schedule 13D.

Amended and Restated Sponsor Agreement

In connection with the execution of the Merger Agreement, the Issuer amended and restated that certain letter agreement, dated May 1, 2024, from the Sponsor and each of the persons undersigned thereto, including Michael Klein (the "Insiders") to the Issuer (as amended by Amendment No. 1 dated September 18, 2025 and as may be further amended, modified, supplemented or waived from time to time, the "Amended and Restated Sponsor Agreement"), pursuant to which each of the Sponsor and the Insiders agreed to, among other things: (a) to vote any of such Insider's shares of the Issuer capital stock in favor of the adoption and approval of the Merger Agreement and approval of the Transactions and all other SPAC Stockholder Matters), (b) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of the Issuer contained in the Merger Agreement, (c) in favor of any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) there are not sufficient votes to approve and adopt any of the matters described in clause (a) above on the dates on which such meetings are held or proposed to be held, and (d) against the following actions or proposals: (1) any Business Combination Proposal or any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement and (2) (A) any change in the present capitalization of SPAC or any amendment of the governance documents of the Issuer or the Domesticated SPAC, except (x) as contemplated by clause (a) above or (y) to the extent expressly contemplated by the Merger Agreement, (B) any liquidation, dissolution or other change in the Issuer's corporate structure or business (other than as may be proposed pursuant to an extension proxy), (C) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any material respect of any representation, warranty, covenant, obligation or agreement of the Sponsor or any Insider under the Amended and Restated Sponsor Agreement, or (D) any other action or proposal involving the Issuer or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions (excluding, for the avoidance of doubt, any action taken in connection with any valid action taken by the Issuer to terminate the Merger Agreement in accordance with the terms thereof) and (ii) not to redeem, elect to redeem or tender or submit any Cayman Class B Shares, Cayman Class A Shares or SPAC Common Stock owned by it, him or her for redemption in connection with any of the stockholder approvals or proposals described in clause (i) above, or in connection with any vote to amend the governance documents of the Issuer or the Domesticated SPAC.

Pursuant to the Amended and Restated Sponsor Support Agreement, but subject to the consummation of the Merger, the Sponsor and each Insider agreed to waive all anti-dilution rights with respect to the rate that the Cayman Class B Shares convert into the Cayman Class A Shares in connection with the transactions contemplated by the Merger Agreement.

The foregoing description of the Amended and Restated Sponsor Agreement is not complete and is qualified in its entirety by reference to the Amended and Restated Sponsor Agreement attached as Exhibits 10.2 and 10.3 to this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Class A Ordinary Shares and percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover page to this Schedule 13D for the Class A Ordinary Shares as to which each of the Reporting Persons has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Mr. Klein is the sole stockholder of M. Klein Associates, which is the managing member of the Sponsor and accordingly, Mr. Klein may be deemed to have beneficial ownership of securities reported herein. Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 of this Amendment No. 2 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Amended and Restated Registration Rights Agreement, dated as of June 5, 2025, by and among Churchill Capital Corp IX, Churchill Sponsor IX LLC, Plus Automation, Inc. and certain other Holders identified therein (incorporated herein by reference to Exhibit 10.4 to the Issuer's Registration Statement on Form S-4 filed by the Issuer on September 19, 2025 with the Commission).

Exhibit 10.2 - Amended and Restated Sponsor Agreement, dated as of June 5, 2025, by and among Churchill Capital Corp IX, Churchill Sponsor IX LLC, Plus Automation, Inc. and the Insiders (incorporated herein by reference to Exhibit 10.13 to the Issuer's Registration Statement on Form S-4 filed by the Issuer on September 19, 2025 with the Commission).

Exhibit 10.3 - Amendment No. 1 to the Sponsor Agreement, dated as of September 18, 2025, by and among Churchill Capital Corp IX, Churchill Sponsor IX LLC, Plus Automation, Inc. and certain individuals who serve on Churchill Capital Corp IX's board of directors and/or management team (incorporated herein by reference to Exhibit 10.14 to the Issuer's Registration Statement on Form S-4 filed by the Issuer on September 19, 2025 with the Commission).

## Signatures
- Churchill Sponsor IX LLC: By: M Klein Associates, Inc., its managing member /s/ Jay Taragin, Jay Taragin / Authorized Signatory (09/22/2025)
- M. Klein Associates, Inc.: /s/ Jay Targin, Jay Taragin / Authorized Signatory (09/22/2025)
- Michael Klein: /s/ Michael Klein, Michael Klein (09/22/2025)